Deutsche Bank

Alpha Overlay Securities Linked to the Deutsche Bank Liquid Alpha USD 5 Total Return® Index and the Deutsche Bank Equity Mean Reversion Alpha Index (“EMERALD”)

Alternative Investment

Indicative Terms as of December 9, 2010

CUSIP:	2515A1 2C 4
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	13 Months
Basket:	The Securities are linked to the performance of the Deutsche Bank Liquid Alpha USD 5 Total Return® Index (“**Liquid Alpha**,” Bloomberg: DBLAUT5J) and three times the Deutsche Bank Equity Mean Reversion Alpha Index (“**EMERALD**,” Bloomberg: DBVEMR), which provides investors with long exposure to daily volatility and short exposure to weekly volatility, in each case, of the S&P 500® Index in order to capture the potential negative serial correlation between daily volatility and weekly volatility, each a “**Basket Index**” and collectively, the “**Basket Indices**.”
Redemption Amount:	You will receive a cash payment on the Maturity Date or Redemption Trigger Payment Date, as applicable, per $1,000 face amount, calculated as follows: $\$1{,}000 \times \left(\frac{\text{Final Basket Level}}{\text{Initial Basket Level}}\right)$ Your investment will be fully exposed to any depreciation in Liquid Alpha and three times any depreciation in EMERALD.
Initial Basket Level:	100
Final Basket Level	The Basket Level as determined by the Calculation Agent on the Final Valuation Date or the Redemption Trigger Valuation Date, as the case may be.
Basket Level:	On any trading day: 100 × (1 + Liquid Alpha Performance + 3 × EMERALD Performance)
Liquid Alpha Performance:	$\left(\frac{\text{Final Reference Level}}{\text{Initial Reference Level}}\right) \times \text{Liquid Alpha Adjustment Factor} - 1$
EMERALD Performance:	$\left(\frac{\text{Final Reference Level}}{\text{Initial Reference Level}}\right) \times \text{EMERALD Adjustment Factor} - 1$
Initial Reference Level:	The closing level for the respective Basket Index on the Trade Date.
Final Reference Level:	The closing level for the respective Basket Index on the Final Valuation Date, Redemption Trigger Valuation Date or the applicable trading day, as the case may be.
Liquid Alpha Adjustment Factor:	0.9950 – (0.01 x Days / 365)
EMERALD Adjustment Factor:	1 – (0.01 x Days / 365) with respect to each Adjustment Factor, “Days” equals the number of calendar days from, and including, the Trade Date to, but excluding, the Final Valuation Date or the Redemption Trigger Valuation Date, as applicable.
Redemption Trigger Level:	40
Redemption Trigger Event:	A Redemption Trigger Event occurs if the Basket Level on any trading day is less than the Redemption Trigger Level (such trading day, the “Redemption Trigger Date”). The securities will be redeemed by the Issuer for the Redemption Amount calculated as of two business days following the Redemption Trigger Date (the “Redemption Trigger Valuation Date”), with payment made on the date that is five business days after the Redemption Trigger Valuation Date (the “Redemption Trigger Payment Date”).
Discounts and Commissions:	The Agent will not receive a commission in connection with the sale of the securities. The Agent may pay referral fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 face amount. The Agent may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 face amount. DBSI, the agent for this offering, is our affiliate. For more information see “Underwriting (Conflicts of Interest)” in term sheet no. 1037.
Agent:	Deutsche Bank Securities Inc.

Best Case Scenario at Maturity

If the Final Basket Level is greater than the Initial Basket Level, investors will receive 100% of the appreciation of the Basket, as reduced by Adjustment Factors included in the performance calculation for each Basket Index.

Worst Case Scenario

If a Redemption Trigger Event occurs at any time, the securities will be redeemed by the Issuer, and you will lose a significant portion, and may lose all, of your investment in the securities.

Benefits

- Participation in the performance of the Basket Indices with uncapped upside potential, reduced by the Adjustment Factors.

Risks

- Exposed to one times the performance of Liquid Alpha and three times the performance of EMERALD
- If a Redemption Trigger Event occurs at any time, the securities will be redeemed by the Issuer, and you will lose a significant portion, and may lose all, of your investment in the securities.
- Both Liquid Alpha and EMERALD have limited performance histories.
- An investment in the securities is subject to the credit of the Issuer.

Important Dates

Offering Period:.. December 9, 2010 – January 13, 2011
Trade Date:..January 14, 2011
Settlement Date: ....January 20, 2011
Final Valuation Date: .... February 15, 2012
Maturity Date: ....February 21, 2012 (13 Months)

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated December 9, 2010

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Deutsche Bank Structured Equity Sales +1 212 250-9905

Return Scenarios at Maturity
Final Basket Level	Percentage Change in Basket	Payment at Maturity (per $1,000 invested)	Return on Securities (%)
160.00	60.00%	$ 1,600.00	60.00%
140.00	40.00%	$ 1,400.00	40.00%
120.00	20.00%	$ 1,200.00	20.00%
110.00	10.00%	$ 1,100.00	10.00%
105.00	5.00%	$ 1,050.00	5.00%
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$ 950.00	-5.00%
90.00	-10.00%	$ 900.00	-10.00%
80.00	-20.00%	$ 800.00	-20.00%
60.00	-40.00%	$ 600.00	-40.00%
40.00	-60.00%	$ 400.00	-60.00%
This hypothetical scenario analysis table illustrates the Redemption Amounts payable on the Maturity Date per $1,000 security face amount for hypothetical performances of the Basket. Hypothetical results are neither an indicator nor a guarantee of future returns. Actual results may vary, perhaps materially, from this analysis. The numbers appearing have been rounded for ease of analysis.  For purposes of this table and these examples, it is assumed that a Redemption Trigger Event does not occur. If a Redemption Trigger Event occurs, you will lose a significant portion, and may lose all, of your investment in the securities. The calculation of the Basket Level includes Adjustment Factor components. As a result, the performance of the Basket Indices will need to more than offset the Adjustment Factors for the return on the securities to be positive.

Selected Risk Factors An investment in the securities involves significant risks. You should read “Risk Factors” in term sheet No. 1037 for detailed information about the risks listed below.

ACCELERATED LOSS AND NO PROTECTION AGAINST LOSS — The securities offer 100% participation in the appreciation or depreciation of Liquid Alpha and 300% in the appreciation or depreciation of EMERALD, each reduced by the respective adjustment factors. In the case of EMERALD, the investor is exposed to three times any appreciation or depreciation of such index. Any negative Liquid Alpha Performance when combined with three times any negative EMERALD Performance in calculating the Redemption Amount will result in an accelerated loss on your investment. Your payment at maturity or upon a Redemption Trigger Event will be further reduced by the Liquid Alpha Adjustment Factor and the EMERALD Adjustment Factor.

YOUR SECURITIES ARE EXPOSED TO ONE TIMES THE PERFORMANCE OF LIQUID ALPHA AND THREE TIMES THE PERFORMANCE OF EMERALD — Because the securities are linked to EMERALD on a three-times leveraged basis, any negative performance of EMERALD will have a substantial effect on your return even though the performance of the Basket is based on the appreciation or depreciation of the Basket as a whole.

EARLY REDEMPTION UPON A REDEMPTION TRIGGER EVENT — If the Basket Level is less than the Redemption Trigger Level at the close of any trading day during the Observation Period, we will redeem the securities early. The Redemption Amount will be calculated using the Final Basket Level on the Redemption Trigger Valuation Date, and you will lose a significant portion, and may lose all, of your initial investment. Once a Redemption Trigger Event occurs, early redemption by us will be automatic. In addition, you will not benefit from any increase in the Basket Level that may occur after the Redemption Trigger Valuation Date, and you may not be able to reinvest your money in a comparable investment.

CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates may hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Basket Indices and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Basket Indices on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Indices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the securities.

LIQUID ALPHA STRATEGY RISK — Liquid Alpha is intended to reflect the combined total return performance of a number of indices referred to as Liquid Alpha Constituents. The Liquid Alpha Constituents and their weights are selected by a process involving the Index Sponsor using a computer-based model, the Model, designed, owned and controlled by the Index Sponsor. The Model is intended, on each index selection date to identify a notional portfolio of the Selection Pool Indices that, if the Index had comprised such notional portfolio over the period of 60 business days immediately preceding the relevant Index Selection Date, would have generated the highest level of annualized return for the Index during such period at a predetermined level of annualized volatility of 5.00%. The selection by the Model of the DB Alpha Constituents and their weights is based on a retrospective calculation, and there is no assurance that the DB Alpha Constituents and weights selected by the Model will cause the level of DB Alpha to increase.

EMERALD STRATEGY RISK — EMERALD reflects a strategy that aims to monetize any negative serial correlation exhibited by the S&P 500 Index by periodically buying daily volatility and selling weekly volatility on the S&P 500 Index. EMERALD will appreciate if daily realized volatility exceeds weekly realized volatility over a given week, and decline if daily realized volatility is less than weekly realized volatility over a given week.  There is no assurance that any negative correlation between the daily volatility and weekly volatility on the S&P 500 Index will exist at any time during the term of the securities and the strategy of buying daily volatility and selling weekly volatility may not be successful.

BOTH LIQUID ALPHA AND EMERALD HAVE LIMITED PERFORMANCE HISTORY.

OUR RESEARCH OPINIONS COULD AFFECT THE LEVEL OF THE BASKET INDICES AND THE VALUE OF THE SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, which could affect the Basket Level or the value of the securities.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities, and being the index sponsor of the Basket Indices, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

LACK OF LIQUIDITY — There may be little or no secondary market for the securities. The securities will not be listed on any securities exchange.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity, and may adversely affect the price, if any, at which the Issuer or its affiliates may be willing to purchase the securities from you in the secondary market. You should be willing and able to hold your securities to maturity.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the levels of the Basket Indices on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.

See “Risk Factors” in the accompanying term sheet for more information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1037 and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplement No. 4, term sheet No. 1037 and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Deutsche Bank Structured Equity Sales    +1 212 250-9905